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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         HALLWOOD ENERGY PARTNERS, L.P.
                                (Name of Issuer)

            UNITS REPRESENTING CLASS C LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    40636P201
                                 (CUSIP Number)


     LYNN BUHLER, ESQ., C/O Glankler Brown, PLLC, 1700 One Commerce Square,
                               Memphis, TN 38103
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 28, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO.  40636P201                                              PAGE 2 OF 4 PAGES
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Estate of William Baxter Lee, III

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [  ]
                                                                           (b) [  ]
               N/A

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*

               PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        [  ]
      TO ITEMS 2(d) OR 2(e)

               N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.       SOLE VOTING POWER                   40,033


      8.       SHARED VOTING POWER                 N/A


      9.       SOLE DISPOSITIVE POWER              40,033


      10.      SHARED DISPOSITIVE POWER            N/A


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               40,033

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

               N/A

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.7%

14.   TYPE OF REPORTING PERSON*

               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


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                                  SCHEDULE 13D


CUSIP NO. 40636P201                                           PAGE 3 OF 4 PAGES

ITEM 1.    SECURITY AND ISSUER

     No amendment.

ITEM 2.    IDENTITY AND BACKGROUND

     (a)   Estate of William Baxter Lee, III

     (b)   No amendment.

     (c)   Estate of William Baxter Lee, III
           c/o SSC Service Solutions
           406 Willow Avenue
           Knoxville, Tennessee  37901

     (d)   No amendment.

     (e)   No amendment.

     (f)   No amendment.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         William Baxter Lee, III acquired the securities to which this statement relates in a January 1996 distribution made by the Issuer to holders of its Class A limited partnership units. Additional units were acquired by Mr. Lee with personal funds in open market transactions through brokers. The brokerage account includes a margin feature. Mr. Lee died in August 1998 and his Estate holds the securities acquired by him.

ITEM 4.    PURPOSE OF TRANSACTION

         No amendment.

ITEM 5.    INTEREST OF SECURITIES OF THE ISSUER

         (a) The aggregate number of units representing Class C limited partnership interests of the Issuer reported in this Schedule 13D is 40,033, which units constitute approximately 1.7% of all the Class C units outstanding.

         (b) The Reporting Person has sole voting and dispositive power over the 40,033 Class C units.

                                  SCHEDULE 13D

CUSIP NO. 40636P201                                           PAGE 4 OF 4 PAGES

         One adult child of the decedent owns approximately 1,199 Class C units of the Issuer and a second adult child owns approximately 199 Class C units. The Reporting Person does not hold or share voting or dispositive power over the Class C units held by the adult children of the decedent, disclaims all beneficial interest therein, and has not included their Class C units in this
Schedule 13D.

         (c) No transactions were effected by the Reporting Person during the past sixty days.

         (d) No amendment.

         (e) William Baxter Lee, III, deceased, ceased to be the beneficial owner of more than 5% of the class of securities to which this statement relates in February 1998, as a result of the issuance of additional Class C units by the Issuer

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         EQUITY HOLDER RELATIONSHIPS WITH AFFILIATES. The Reporting Person owns and holds voting and dispositive power over other equity securities of the Issuer and the equity securities of certain entities affiliated with the Issuer.

         The Reporting Person also owns 715,000 units (approximately 7.2%) of the outstanding Class A limited partnership interests of the Issuer.

         The Hallwood Group, Inc. ("HWG") is the general partner of the Issuer. The Reporting Person owns 59,500 shares (approximately 4.8%) of the outstanding common stock of HWG.

         The Reporting Person owns 293,800 shares (approximately 9.8%) of the outstanding common stock of Hallwood Consolidated Resources Corporation.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          October 15, 1998

                                           /s/ Don R. Williams
                                          ------------------------------------
                                          Signature
                                          Donald Williams, Executor
                                          Estate of William Baxter Lee, III